Exhibit 99.1

Energy Fuels and Uranerz to Create the Largest Integrated Uranium Producer Focused on the United States

January 5, 2015

Lakewood, Colorado and Casper, Wyoming – Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels”) and Uranerz Energy Corporation (NYSE MKT: URZ, TSX: URZ) (“Uranerz”) are pleased to announce the execution of a definitive agreement (the “DA”) pursuant to which Energy Fuels will acquire all of the issued and outstanding shares of common stock of Uranerz (the “Transaction”). Under the terms of the DA, shareholders of Uranerz will receive 0.255 common shares of Energy Fuels for each share of Uranerz common stock held.

Transaction Highlights

  Creation of the only integrated conventional and in-situ recovery (“ISR”) uranium mining company focused solely on the United States;
  Diversified ISR and conventional uranium production from two operating production centers, including the White Mesa uranium mill in Utah and the Nichols Ranch ISR mine and plant in Wyoming;
  A deep development pipeline of projects highlighted by conventional assets such as the Canyon Mine (Arizona), the Sheep Mountain Project (Wyoming), the Henry Mountains Project (Utah) and the Roca Honda Project (New Mexico), paired with Wyoming ISR development assets including the Jane Dough, Hank, West North Butte and Reno Creek Projects;
  A combined NI 43-101 resource base that will be the largest in the U.S. among producers and near producers;
  A strong portfolio of six uranium sales contracts extending to 2020, with approximately one million pounds of U3O8 under contract in 2015 alone;
  An ability to significantly scale-up uranium production in the coming years as uranium prices increase;
  The combined company will be an attractive platform for further accretive growth and consolidation within the U.S. uranium sector;
  Potential for significant cost savings and synergies with additional potential for other operating efficiencies;
  Combined management skill and expertise with the proven ability to successfully develop and produce uranium;
  As at September 30, 2014, Energy Fuels had a working capital position of US$45.4 million and Uranerz had a working capital position of US$11.9 million; and
  Based on the current share price of Energy Fuels, the combined company will be the largest publicly-traded uranium company by market capitalization operationally focused and listed in the U.S. This is expected to increase exposure to both institutional and retail investors globally, as well as increase the likelihood of the combined company (subject to market conditions) being included and/or receiving greater weightings in certain indices, such as the Russell 3000 Index, as well as certain Exchange Traded Funds such as the Global X Uranium ETF (NYSE: URA).

Stephen Antony, President & CEO of Energy Fuels commented: “It is with great enthusiasm that Energy Fuels is able to bring this transaction to our shareholders. The combination of Energy Fuels and Uranerz will create one of the few publicly-traded, integrated conventional-ISR uranium companies in the World. Energy Fuels has already established itself as a leading producer of uranium in the U.S. and the premier consolidator of U.S.-based uranium assets. By adding Uranerz to our corporate umbrella, we are creating a multi-source uranium production platform that is better positioned to respond to the dynamic and volatile nature of the uranium market. Wyoming has been an area of focus for Energy Fuels, and the Uranerz team has done an exceptional job of exploring, permitting, building and operating their Nichols Ranch project in Wyoming. I look forward to working with them to build a lasting and robust ISR mining business within Energy Fuels.”

Dennis Higgs, Uranerz’ Executive Chairman stated: “This transaction creates a unique uranium producer with a leading portfolio of development projects that I believe will be attractive to both the investment community and utility customers. Together, we believe we can create a stronger company from the perspective of resources, diversification of production sources, production scalability, growth, working capital and market capitalization. We have watched with interest as Energy Fuels has consolidated some of the best available hard rock uranium mining assets in recent years along with the only licensed and operating uranium mill in the U.S. We are very pleased to bring to shareholders the prospect of integrating our own production, development and exploration assets into what I believe will be a leading company within the uranium sector.”

Unique Position in the United States’ Nuclear Power Market

The combination of Energy Fuels and Uranerz will result in the creation of the largest integrated uranium production company focused solely on the United States. Energy Fuels, after completing the Transaction, is referred to in this release as the “Company”. The United States is the largest consumer of uranium globally, with 100 nuclear reactors currently in operation and five under construction. Yet, despite being the World’s largest producer of uranium as recently as the early 1980s, the U.S. is now heavily reliant on imported uranium to fuel its reactor fleet. Energy Fuels and Uranerz believe that the Company will be well-positioned, in terms of size, operational scale and diversification, as a preferred U.S. uranium supplier.

Large and Diversified Combined Operations

Energy Fuels is currently well-positioned as the 2nd largest supplier of uranium within the U.S. It currently accounts for about 20% of U.S. uranium production from its wholly-owned White Mesa uranium mill, the only licensed and operating conventional uranium mill in the U.S. Uranerz is the newest uranium producer in the U.S., located in one of the most prolific areas of uranium production in the U.S. Uranerz recently commenced production at its Nichols Ranch ISR Uranium Project and holds one of the largest prospective land positions for ISR-amenable deposits in Wyoming. The Company will have a combined ISR and conventional asset base, unique in its scope and scalability, extending from the ISR-amenable Powder River Basin of Wyoming (the “Basin”) to the conventional uranium mining districts of New Mexico, Colorado, Utah and Arizona. ISR uranium production in the Basin is acknowledged as a source of relatively lower cost uranium production, and large multi-national companies such as Cameco Corporation (NYSE: CCJ) and Uranium One Inc. are active in the Basin. The combined asset base of the Company, anchored by two distinct production centers, will be better positioned to create shareholder value in the current low uranium price environment while maintaining what Energy Fuels and Uranerz believe is substantial organic production growth potential at higher uranium prices.

Uranium Supply Contract Portfolio

The Company expects to have a total of six uranium supply contracts with terms that extend into 2020. In 2015 alone, these contracts require approximately one million pounds of uranium to be delivered at an average price of approximately US$58 per pound, a premium of approximately 63% above the current uranium spot price of US$35.50 per pound. This combined contract portfolio will position the Company to maximize revenues in the current low uranium price environment.

Transaction Details

Based on the current common shares outstanding of both Energy Fuels and Uranerz, Energy Fuels shareholders will own approximately 45% of the shares of the Company upon completion of the Transaction, and Uranerz shareholders will own approximately 55% of the common shares of the Company. Based on the January 2, 2015 closing prices on the NYSE MKT and the 20-day volume-weighted average prices on the NYSE MKT through to January 2, 2015, the Transaction represents a 37% and 46% premium, respectively, to Uranerz shareholders.

The Transaction will be carried out by way of a merger of Uranerz with, and into, a subsidiary of Energy Fuels under Nevada law. The Transaction will be subject to the approval of at least a majority of the holders of the outstanding common shares of Uranerz, as well as at least a majority of the votes cast by Uranerz shareholders, excluding directors and officers of Uranerz, at a special meeting to be called by Uranerz to consider the Transaction. Pursuant to the rules of the Toronto Stock Exchange, the Transaction is also subject to the approval of at least a majority of the votes cast by Energy Fuels shareholders at a special meeting to be called by Energy Fuels to consider the Transaction. In addition, pursuant to the DA, the completion of the Transaction is conditional upon a number of items, including, without limitation, the shareholder approvals referred to above, receipt of all necessary regulatory approvals, and other customary conditions to closing.

Upon closing of the Transaction, Uranerz will nominate Dennis Higgs, Glenn Catchpole and Paul Saxton as directors to join the Board of Directors of Energy Fuels. The executive management of the Company will continue to be led by Energy Fuels’ existing management team, with key Uranerz executive team members being retained to continue to manage and operate the Wyoming operations. The executive officers and the Boards of Directors of both Energy Fuels and Uranerz have agreed to enter into support agreements to, among other things, vote their shares in favor of the Transaction. The Boards of Directors of both Energy Fuels and Uranerz have each resolved to recommend that their respective shareholders vote in favor of the Transaction.

The DA contains customary deal support provisions, including a reciprocal break fee of US$5,000,000 payable if the Transaction is not completed under certain circumstances. In addition, the DA includes customary and reciprocal non-solicitation covenants, as well as a reciprocal right to match any superior proposal that may arise.

Uranerz’ outstanding options and warrants will be adjusted in accordance with their terms, such that the number of Energy Fuels shares received upon exercise and the exercise price will reflect the exchange ratio described above.

The Transaction is expected to be completed in the second quarter of 2015 or such other date as the parties may agree. Special meetings of the shareholders of Uranerz and Energy Fuels to approve the Transaction will each be held at a time yet to be determined, though expected to be in the second quarter of 2015.

Upon completion of the Transaction, Uranerz’ common stock will cease trading on the NYSE MKT and the TSX, and the Company common shares are expected to trade on the TSX and NYSE MKT markets.

The DA will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for each of Energy Fuels and Uranerz within 10 days following the date of this press release. Copies of Energy Fuels’ management information circular and Uranerz’ Schedule 14A Proxy Statement and certain related documents will be sent to shareholders and filed with the SEC and Canadian securities regulators on SEDAR and EDGAR when available.

Joint Conference Call & Webcast

Energy Fuels and Uranerz will host a joint conference call and webcast to discuss the Transaction and its related benefits to both Energy Fuels and Uranerz shareholders. Details for the conference call will be forthcoming, and will be posted to the Energy Fuels and Uranerz websites (www.energyfuels.com and www.uranerz.com), when available.

Advisors & Counsel

Cantor Fitzgerald Canada Corp. is acting as financial adviser to Energy Fuels and its Board of Directors. Borden Ladner Gervais LLP and Dorsey & Whitney LLP are acting as legal counsel to Energy Fuels. Roth Capital Partners LLC has provided a fairness opinion to the Board of Directors of Energy Fuels.

Haywood Securities Inc. is acting as financial adviser to Uranerz and its Board of Directors. McMillan LLP is acting as legal adviser to Uranerz. An independent committee (the “Special Committee”) was formed by the Uranerz Board of Directors to review and make a recommendation on the Transaction. Gibson, Dunn & Crutcher LLP acted as legal counsel to the Special Committee. Euro Pacific Canada Inc. has provided a fairness opinion to the Special Committee.

About Energy Fuels Inc.

Energy Fuels Inc. is currently America's largest conventional uranium producer, which is expected to supply approximately 20% of the uranium produced in the U.S. in 2014. Energy Fuels operates the White Mesa mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has an annual licensed capacity of over 8 million pounds of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. Energy Fuels’ common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

Additional information about Energy Fuels is available by visiting Energy Fuels’ website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About Uranerz Energy Corporation

Uranerz Energy Corporation is a US-domiciled uranium company. Uranerz’ Nichols Ranch unit is its first ISR uranium mine. ISR, or in-situ recovery, is a mining process that uses a leaching solution to extract uranium from sandstone uranium deposits; it is the generally accepted extraction technology used in the Powder River Basin area of Wyoming. Uranerz controls a large strategic land position in the central Powder River Basin. Uranerz’ management team has specialized expertise in the ISR uranium mining method and a record of licensing, constructing and operating ISR uranium projects. Uranerz has entered into long-term uranium sales contracts for a portion of its planned production with Exelon and one other of the largest nuclear utilities in the country. Uranerz common shares are listed the NYSE MKT under the trading symbol “URZ” and on the Toronto Stock Exchange under the trading symbol “ÚRZ”.

Additional information about Uranerz is available by visiting Uranerz’ website at www.uranerz.com or under its profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release related to Energy Fuels.

Bruce Larson, P.G., Vice President, Exploration for Uranerz, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release related to Uranerz.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction, the benefits and synergies of the Transaction, future opportunities for the Company, the Company’s ability to increase production through the development of its projects and the completion of future acquisitions and any other statements regarding Energy Fuels’ and Uranerz’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Uranerz’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder and regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; future uranium prices; the ability to raise capital to fund project development; the ability to complete future acquisitions and other risk factors as described in Energy Fuels’ and Uranerz’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Uranerz assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz’ respective filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Uranerz relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

CAUTIONARY NOTE REGARDING TECHNICAL DISCLOSURE

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from registration. The terms “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources”, “mineral resources” and “probable mineral reserves” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves (the “CIM Standards”). The CIM Standards differ significantly from standards in the United States. While the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of measured or indicated mineral resources or probable mineral reserves will ever be converted into reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. Accordingly, information regarding resources and reserves contained or referenced in this news release containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies.